FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item
1.	Free translation of a letter to the CONASEV dated March 11, 2003, regarding the terms and conditions of 8th Issue, Serial A, of the Second Program of Telefónica del Perú Bonds.

2.	Free translation of a letter to the CONASEV dated March 12, 2003, regarding the redemption of the 25th Issue Serial “K” of the Second Program of Telefónica del Perú Commercial Papers.

3.	Free translation of a letter to the CONASEV dated March 14, 2003, regarding the result of the 8th Issue, Serial A, of the Second Program of Telefónica del Perú Bonds.

Item 1

March 11, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:    Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the of 8th Issue, Serial A, of the Second Program of Telefónica del Peru Bonds, inscribed in the “Capital Stock Public Registry” by Resolution No. 023-2003/EF/94.11 on March 10th, 2003.

Enclosed, herewith, please find the advertisement placed in the journal Gestion, that will be published in tomorrow’s edition, where the terms and conditions are clearly mentioned.*

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

*	No English translation of this publication was available, however, its material terms stated that the 8th Issue, Serial A, of the Second Program would be issued in the amount of S./75,000,000, on March 14, 2003, for a term of two years from the date of issuance, in nominal amounts of S./5,000.

Item 2

GGR-220-A1-0197-03

Lima, March 12, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:    Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the redemption of the 25th issue Serial “K” of the Second Program of Telefónica del Perú Commercial Papers, with the following characteristics:

Issue	Serial	Maturity	Date of Issue	Date of Maturity	Nominal Value
25th	K	90	12.12.02	12.03.03	S/.6,500,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 3

March 14, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the 8th Issue, Serial A, of the Second Program of Telefónica del Peru Bonds, inscribed in the Capital Markets Public Records as per Resolution No. 023-2003/EF/94.11. on March 10, 2003.

Serial	:	A

Amount	:	S/. 75 000 000

Date of Issue	:	March 14, 2003

Date of Redemption	:	March 14, 2005, the whole capital will be cancelled at maturity date

Nominal Interest Rate	:	6.5%

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: March 19, 2003	By:	/s/ Julia María Morales Valentín

Name: Julia María Morales Valentín Title: General Counsel of Telefónica del Perú S.A.A.